Filed Pursuant to Rule 253(g)(2)

File No. 024-10717

RSE COLLECTION, LLC

SUPPLEMENT NO. 1 DATED JULY 8, 2019

TO THE OFFERING CIRCULAR DATED MARCH 7, 2019

This Supplement No.1 dated July 8, 2019, supplements the offering circular of RSE Collection, LLC (the “Company”) dated March 7, 2019 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on February 25, 2019 and qualified on March 6, 2019 (as amended, the “offering circular”). This supplement should be read in conjunction with the offering circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the offering circular.

The purpose of this supplement is to provide updated disclosure in various sections of the offering circular, including the “Offering Summary”, “Risk Factors”, and “Plan of Distribution”, to reflect the Company’s engagement of a new broker-dealer, Dalmore Group, LLC (“Dalmore”). Dalmore will replace Cuttone & Company, LLC, as the Company’s broker of record in respect of the Company’s Offerings occurring on or after the date hereof.

Offering Summary

The following information supersedes and replaces in its entirety the “Broker” and “Use of Proceeds” subsections under The Offering Summary appearing on pages 13, 14 and 15 of the offering circular.

Broker: The Company has entered into an agreement with Dalmore Group, LLC, a New York limited liability company (“Dalmore” or the “Broker”). The Broker will be acting as broker of record and is entitled to a Brokerage Fee as reflected herein. The sale of membership interests is being facilitated by the Broker, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA and is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the Broker is registered as a broker-dealer. For the avoidance of doubt, the Broker does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors.

Use of Proceeds: The proceeds received by a Series from its respective Offering will be applied in the following order of priority upon the Closing:

(i) Brokerage Fee:  A fee payable to Dalmore equal to 0.75% of the gross proceeds of each Offering, (which excludes any Interests purchased by the Manager, its affiliates or the Automobile Sellers) as compensation for brokerage services;

(ii) Acquisition Cost of the Underlying Asset: Actual cost of the Underlying Asset paid to the Automobile Seller (which may have occurred prior to the Closing).

The Company acquires Underlying Assets through the following methods:

1.Upfront purchase - the Company acquires an underlying asset from an Automobile Seller prior to the launch of the related series

2.Purchase agreement - the Company enters into an agreement with an Automobile Seller to acquire an underlying asset, which may expire prior to the closing of the offering for the related series, in which case the Company is obligated to acquire the underlying asset prior to the closing

3.Purchase option agreement - the Company enters into a purchase option agreement with an Automobile Seller, which gives the Company the right, but not the obligation, to acquire the underlying asset

The Company’s acquisition for method for each Underlying Asset is noted in the Master Series Table.

(iii) Offering Expenses: In general, these costs include actual legal, accounting, escrow, underwriting, filing, wire-transfer, compliance costs and custody fees incurred by the Company in connection with an Offering (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors, brokerage, escrow, underwriters, printing, financial institutions, accounting firms and the Custodian, as the case may be. The custody fee, as of the date hereof, is a fee payable to the DriveWealth equal to 0.75% of the amount raised through the Offering, but at a minimum $500 per Offering (the “Custody Fee”), as compensation for custody service related to the Interests issued and placed into DriveWealth brokerage accounts on behalf of the Interest Holders; In the case of each Series notated in the Master Series Table, and highlighted in gray, the Custody Fee will be funded from proceeds of the respective Offering unless otherwise noted.

(iv) Acquisition Expenses: These include costs associated with the evaluation, investigation and acquisition of the Underlying Asset, plus any interest accrued on loans made to the Company by the Manager, a director, an officer or a third person for funds used to acquire the Underlying Asset or any options in respect of such purchase. Any such loans to affiliates of the Company accrue interest at the Applicable Federal Rate (as defined in the Internal Revenue Code) and other loans and options accrue as described herein.

(v) Sourcing Fee to the Manager: A fee paid to the Manager as compensation for identifying and managing the acquisition of the Underlying Asset, not to exceed the maximum sourcing fee for the applicable Series, as detailed in Master Series Table for each Series.

The Manager pays the Offering Expenses and Acquisition Expenses on behalf of each Series and is reimbursed by the Series from the proceeds of a successful Offering. See “Use of Proceeds” and “Plan of Distribution and Subscription Procedure - Fees and Expenses” sections for further details.

Risk Factors

The following information supersedes and replaces in its entirety the following risk factors below appearing on pages 22 and 28 of the offering circular.

Impact of non-compliance with regulations.

The sale of membership interests is being facilitated by the Broker, which is a registered broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and registered in each state where the offer and sales of the Interests will occur, and it is anticipated that Interests will be offered and sold only in states where Dalmore is registered as a broker-dealer. For the avoidance of doubt, the Broker does not, however, solicit purchases and does not make any recommendations regarding the Interests. Neither the Broker, nor any other entity, receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests. If a regulatory authority determines that the Manager, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities that require registration, including initial sale of the Interests on the Platform and permitting a registered broker-dealer to facilitate resales or other liquidity of the Interests on the Platform (see “Description of the Business - Liquidity Platform” for additional information), the Manager may need to stop operating and therefore, the Company would not have an entity managing the Underlying Asset. In addition, if the Manager is found to have operated as a ‘broker-dealer’ without being properly registered, there is a risk that any series of interests offered and sold while the Manager was not registered may be subject to a right of rescission, which may result in the early termination of the Offerings.

Furthermore, the Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and neither the Manager nor the Asset Manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager and the Asset Manager have taken the position that the underlying assets are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company’s assets will consist of less than 40% investment securities under the Investment Company Act and the Manager and the Asset Manager are not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager and the Asset Manager may be forced to liquidate and wind up each series of interests or rescind the Offerings for any of the Series or the offering for any other series of interests.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest while in escrow.

The funds paid by a subscriber for Interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no Interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering Period. It is also anticipated that subscriptions will not be accepted from prospective Investors located in states where the Broker is not registered as a broker-dealer. If we terminate an Offering prior to accepting a subscriber’s subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

Plan of Distribution

The following information supersedes and replaces in its entirety the “Investor Suitability Standards”, “Broker”, “Escrow Agent”, “Brokerage Fee” and “How to Subscribe” subsections appearing on pages 304, 305 and 306 of the offering circular.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of the Company (in connection with this Series or any other series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2.earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our Manager and the Broker, in its capacity as broker of record for these Offerings, will be permitted to make a determination that the subscribers of Interests in each Offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

Broker

Pursuant to a broker-dealer agreement, dated June 11, 2019, between the Company and Dalmore Group, LLC, a New York limited liability company (“Dalmore” or “Broker”) (as amended, the “Brokerage Agreement”) will serve as broker of record for the Company’s Regulation A offerings, commencing with the following series: Series #65FM1, Series #88PT1, Series #72FG1, Series #82AB1, Series #99FG1, Series #91GS1, Series #91DP1, Series #12MM1, Series #87FF1, Series #03PG1, Series #90ME1, Series #61MG1, Series #94LD1 and Series#82AV1.

Dalmore will perform the following technology and compliance services in connection with the sale of the Interests as an executing broker:

1.Accept Investor data from the Company;

2.Review and process Investor information, including Know Your Customer (KYC) data, perform Anti-Money Laundering (AML), using Dalmore and third-party vendors resources, and other compliance background checks, and provide a recommendation to the Company whether or not to accept Investor as a customer of the Company based solely on AML and KYC process;

3.Coordinate and help establish escrow services for investor documentation, if necessary, through a third-party qualified escrow agent:

4.Review each Investor’s subscription agreement to confirm accuracy of information and such Investors participation in the Series, and based upon such review provide a determination to the Company whether or not to accept the use of the subscription agreement for the Investor’s participation;

5.Contact and/or notify the Company of any Investor that Dalmore advises the Company to decline;

6.Contact and/or notify the Company, if needed, to gather additional information or clarification;

7.Serve as a registered agent for each Series on which it acts as broker-of-record where required for state blue sky law requirements;

8.Coordinate and transmit book-entry data to the Company’s Custodian to assist in maintaining the Company’s ownership registry for each Series;

9.Keep Investor details and data confidential and not disclose to any third-party except as required by regulators or in performance of its obligations under the Brokerage Agreement (e.g. as needed for AML and background checks); and

10.Comply with any required FINRA filings including filings required under Rule 5110 for the Offering.

Dalmore is a broker-dealer registered with the Commission and a member of the FINRA and the SIPC and is registered in each state where the Offerings and sale of the Interest will occur but will not act as a finder, placement agent or underwriter in connection with these Offerings. Dalmore will receive a Brokerage Fee but will not purchase or solicit the purchase of any Interests and, therefore, will not be eligible to receive any finder’s fees or any underwriting or placement agent discounts or commissions in connection with any Offering of Interests.  In addition, we have agreed pay Dalmore for certain other expenses, including a one-time advance set up fee of $10,000, of which any unused portion will be reimbursed to the Company. This set-up fee is to facilitate the Offerings but is not related to a specific series of Interests.

The Brokerage Agreement will remain in effect for a period ending on the earlier of: (i) the final closing of the Offering for a series of Interests for which Dalmore acts as broker-of-record, or (ii) twelve (12) months from the effective date of the Brokerage Agreement.

Escrow Agent

The escrow agent is Atlantic Capital Bank, N.A., a Georgia banking corporation (the “Escrow Agent”) who will be appointed pursuant to an escrow agreement among the Broker, the Escrow Agent, and the Company, on behalf of the Series (the “Escrow Agreement”). Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Fees and Expenses” section below; however, the Manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent incurred in the case of the Offerings for the Series in the Master Series Table. The Company and the Broker must jointly and severally indemnify the Escrow Agent and each of its officers, directors, employees and agents against any losses that are incurred in connection with providing the services under the Escrow Agreement other than losses that arise out of the Escrow Agent’s gross negligence or willful misconduct.

Brokerage Fee

As compensation for providing certain broker-dealer services to the Company, the Broker will receive a fee equal to 0.75% of the gross proceeds of each Offering (which, for clarificatory purposes, excludes any Interests purchased by the Manager, its affiliates or the Automobile Sellers) (the “Brokerage Fee”). Each series of interests will be responsible for paying its own Brokerage Fee to the Broker in connection with the sale of interests in such series, except if otherwise stated for a particular series. The Brokerage Fee will be payable immediately upon the Closing of each Offering from the proceeds of such Offering. In addition to the Brokerage Fee, we have agreed to pay the Broker for certain other expenses, including a one-time advance set up fee of $10,000, of which any unused portion will be reimbursed to the Company. This set-up fee is to facilitate the Offerings but is not related to a specific series of Interests.

How to Subscribe

Potential Investors who are “qualified purchasers” may subscribe to purchase Interests in the Series which have not had a Closing, as detailed in the Master Series Table (gray highlighting in the Master Series Table indicates series for which an offering has not yet closed).

The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any Series Interests must:

1.Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the Series Interests is suitable for you.

2.Review the Subscription Agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Platform application and if the responses remain accurate and correct, sign the completed Subscription Agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.Once the completed Subscription Agreement is signed for a particular Offering, an integrated online payment provider will transfer funds in an amount equal to the purchase price for the relevant Series of Interests you have applied to subscribe for (as set out on the front page of your Subscription Agreement) into the escrow account for the series. The Escrow Agent will hold such subscription monies in escrow until such time as your Subscription Agreement is either accepted or rejected by the Manager and, if accepted, such further time until you are issued with Series Interests for which you subscribed.

4.The Manager and the Broker will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager or the Broker will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any Offering at any time prior to Closing.

5.Once the review is complete, the Manager will inform you whether or not your application to subscribe for the Series Interests is approved or denied and if approved, the number of Series Interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first come, first served basis subject to the right to reject or reduce subscriptions.

6.If all or a part of your subscription in a particular Series is approved, then the number of Series Interests you are entitled to subscribe for will be issued to you upon the Closing. Simultaneously with the issuance of the Series Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable Series as consideration for such Series Interests.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Third Amended and Restated Limited Liability Company Agreement of the Company (as amended, the “Operating Agreement”). The Company, the Manager and the Broker will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the Manager and the Broker to verify your status as a “qualified purchaser”. If any information about your “qualified purchaser” status changes prior to you being issued Series Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with the Series of Interests’ operating account, until if and when there is a Closing for a particular Offering with respect to that Investor. When the Escrow Agent has received instructions from the Manager or the Broker that an Offering will close, and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the applicable Series. If an Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Manager.